UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

England and Wales
(Jurisdiction of Incorporation)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release entitled Director/PDMR Shareholding dated July 20, 2022
99.2	Press Release entitled Director/PDMR Shareholding dated July 20, 2022
99.3	Press Release entitled Director/PDMR Shareholding dated July 20, 2022

99.1

HALEON PLC

 Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

20 July 2022

Notification and Public Disclosure in accordance with the requirements of The EU Market Abuse Regulation of Transactions by Persons Discharging Managerial Responsibilities ("PDMR") and Persons Closely Associated with them.

On 18 July 2022, Haleon plc (the "Company") received notification of the following transactions as detailed below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tobias Hestler
2	Reason for the notification
a)	Position/status	Chief Financial Officer - Person Discharging Managerial Responsibilities
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Haleon plc Ordinary shares of £1.25 each (to be reduced to 1 pence following Haleon plc's capital reduction -please refer to the Prospectus for more information on the capital reduction).

	Identification code	GB00BMX86B70

b)	Nature of the transaction	Ordinary shares received in the Company on 18 July 2022, in accordance with the terms of the demerger from GSK as disclosed in the Company's prospectus dated 1 June 2022.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		n/a	10,464

d)	Aggregated information

	- Aggregated volume	10,464

	- Price	n/a

e)	Date of the transaction	18 July 2022
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Keith Choy
2	Reason for the notification
a)	Position/status	President, Asia Pacific - Person Discharging Managerial Responsibilities
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Haleon plc Ordinary shares of £1.25 each (to be reduced to 1 pence following Haleon plc's capital reduction -please refer to the Prospectus for more information on the capital reduction).

	Identification code	GB00BMX86B70

b)	Nature of the transaction	Ordinary shares received in the Company on 18 July 2022, in accordance with the terms of the demerger from GSK as disclosed in the Company's prospectus dated 1 June 2022.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		n/a	17,864

d)	Aggregated information

	- Aggregated volume	17,864

	- Price	n/a

e)	Date of the transaction	18 July 2022
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Bart Derde
2	Reason for the notification
a)	Position/status	Chief Supply Chain Officer - Person Discharging Managerial Responsibilities
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Haleon plc Ordinary shares of £1.25 each (to be reduced to 1 pence following Haleon plc's capital reduction - please refer to the Prospectus for more information on the capital reduction).

	Identification code	GB00BMX86B70

b)	Nature of the transaction	Ordinary shares received in the Company on 18 July 2022, in accordance with the terms of the demerger from GSK as disclosed in the Company's prospectus dated 1 June 2022.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		n/a	21,278

d)	Aggregated information

	- Aggregated volume	21,278

	- Price	n/a

e)	Date of the transaction	18 July 2022
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Amy Landucci
2	Reason for the notification
a)	Position/status	Chief Digital and Technology Officer - Person Discharging Managerial Responsibilities
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Haleon plc Ordinary shares of £1.25 each (to be reduced to 1 pence following Haleon plc's capital reduction - please refer to the Prospectus for more information on the capital reduction).

	Identification code	GB00BMX86B70

b)	Nature of the transaction	Ordinary shares received in the Company on 18 July 2022, in accordance with the terms of the demerger from GSK as disclosed in the Company's prospectus dated 1 June 2022.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		n/a	17,994

d)	Aggregated information

	- Aggregated volume	17,994

	- Price	n/a

e)	Date of the transaction	18 July 2022
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Filippo Lanzi
2	Reason for the notification
a)	Position/status	President, EMEA & LATAM - Person Discharging Managerial Responsibilities
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Haleon plc Ordinary shares of £1.25 each (to be reduced to 1 pence following Haleon plc's capital reduction - please refer to the Prospectus for more information on the capital reduction).

	Identification code	GB00BMX86B70
b)	Nature of the transaction	Ordinary shares received in the Company on 18 July 2022, in accordance with the terms of the demerger from GSK as disclosed in the Company's prospectus dated 1 June 2022.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		n/a	44,376

d)	Aggregated information

	- Aggregated volume	44,376

	- Price	n/a

e)	Date of the transaction	18 July 2022
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Franck Riot
2	Reason for the notification
a)	Position/status	Chief R&D Officer - Person Discharging Managerial Responsibilities
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Haleon plc Ordinary shares of £1.25 each (to be reduced to 1 pence following Haleon plc's capital reduction -please refer to the Prospectus for more information on the capital reduction).

	Identification code	GB00BMX86B70

b)	Nature of the transaction	Ordinary shares received in the Company on 18 July 2022, in accordance with the terms of the demerger from GSK as disclosed in the Company's prospectus dated 1 June 2022.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		n/a	1,376

d)	Aggregated information

	- Aggregated volume	1,376

	- Price	n/a

e)	Date of the transaction	18 July 2022
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tamara Rogers
2	Reason for the notification
a)	Position/status	Chief Marketing Officer - Person Discharging Managerial Responsibilities
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Haleon plc Ordinary shares of £1.25 each (to be reduced to 1 pence following Haleon plc's capital reduction -please refer to the Prospectus for more information on the capital reduction).

	Identification code	GB00BMX86B70

b)	Nature of the transaction	Ordinary shares received in the Company on 18 July 2022, in accordance with the terms of the demerger from GSK as disclosed in the Company's prospectus dated 1 June 2022.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		n/a	104

d)	Aggregated information

	- Aggregated volume	104

	- Price	n/a

e)	Date of the transaction	18 July 2022
f)	Place of the transaction	London Stock Exchange

Amanda Mellor
Company Secretary

99.2

HALEON PLC

 Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

20 July 2022

Notification and Public Disclosure in accordance with the requirements of The EU Market Abuse Regulation of Transactions by Persons Discharging Managerial Responsibilities ("PDMR") and Persons Closely Associated with them.

On 18 July 2022, Haleon plc (the "Company") received notification of the following transaction as detailed below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Brian McNamara
2	Reason for the notification
a)	Position/status	Chief Executive Officer - Person Discharging Managerial Responsibilities
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Haleon plc American Depositary Shares (ADS)

	Identification code	US405552100

b)	Nature of the transaction	ADSs received in the Company on 18 July 2022, in accordance with the terms of the demerger from GSK as disclosed in the Company's prospectus dated 1 June 2022.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		n/a	121,929

d)	Aggregated information

	- Aggregated volume	121,929

	- Price	n/a

e)	Date of the transaction	18 July 2022
f)	Place of the transaction	New York Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Amy Landucci
2	Reason for the notification
a)	Position/status	Chief Digital and Technology Officer - Person Discharging Managerial Responsibilities
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Haleon plc American Depositary Shares (ADS)

	Identification code	US405552100

b)	Nature of the transaction	ADSs received in the Company on 18 July 2022, in accordance with the terms of the demerger from GSK as disclosed in the Company's prospectus dated 1 June 2022.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		n/a	5,681

d)	Aggregated information

	- Aggregated volume	5,681

	- Price	n/a

e)	Date of the transaction	18 July 2022
f)	Place of the transaction	New York Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Teri Lyng
2	Reason for the notification
a)	Position/status	Head of Transformation and Sustainability - Person Discharging Managerial Responsibilities
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Haleon plc American Depositary Shares (ADS)

	Identification code	US405552100

b)	Nature of the transaction	ADSs received in the Company on 18 July 2022, in accordance with the terms of the demerger from GSK as disclosed in the Company's prospectus dated 1 June 2022.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		n/a	19,049

d)	Aggregated information

	- Aggregated volume	19,049

	- Price	n/a

e)	Date of the transaction	18 July 2022
f)	Place of the transaction	New York Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Lisa Paley
2	Reason for the notification
a)	Position/status	President, North America - Person Discharging Managerial Responsibilities
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Haleon plc American Depositary Shares (ADS)

	Identification code	US405552100

b)	Nature of the transaction	ADSs received in the Company on 18 July 2022, in accordance with the terms of the demerger from GSK as disclosed in the Company's prospectus dated 1 June 2022.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		n/a	7,126

d)	Aggregated information

	- Aggregated volume	7,126

	- Price	n/a

e)	Date of the transaction	18 July 2022
f)	Place of the transaction	New York Stock Exchange

Amanda Mellor
Company Secretary

99.3

HALEON PLC

 Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

20 July 2022

Notification and Public Disclosure in accordance with the requirements of The EU Market Abuse Regulation of Transactions by Persons Discharging Managerial Responsibilities ("PDMR") and Persons Closely Associated with them.

On 19 July 2022, Haleon plc (the "Company") received notification of the following transaction as detailed below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Vindi Banga
2	Reason for the notification
a)	Position/status	Senior Independent Director - Person Discharging Managerial Responsibilities
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Haleon plc Ordinary shares of £1.25 each (to be reduced to 1 pence following Haleon plc's capital reduction -please refer to the Prospectus for more information on the capital reduction).

	Identification code	ISIN Code: GB00BMX86B70

b)	Nature of the transaction	Ordinary shares received in the Company on 19 July 2022, in accordance with the terms of the demerger from GSK as disclosed in the Company's prospectus dated 1 June 2022.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		n/a	71,800

d)	Aggregated information

	- Aggregated volume	71,800

	- Price	n/a

e)	Date of the transaction	19 July 2022
f)	Place of the transaction	London Stock Exchange

Amanda Mellor
Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Dated: July 20, 2022	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary